UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29579

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/18___ AND ENDING___12/31/18___
            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Wright Investors' Service Distributors, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Corporate Drive, Suite 770
              (No. and Street)

Shelton	**CT**	**06484**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ernest D. Kappotis   (978-335-7015)
                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dworken, Hillman, LaMorte & Sterczala, P.C.
         (Name – *if individual, state last, first, middle name*)

4 Corporate Drive, Suite 488	**Shelton**	**CT**	**06484**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, Ernest D. Kappotis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wright Investors' Service Distributors, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATLYN BURNHAM
Notary Public
Massachusetts
Commission Expires May 4, 2023

Ernest D. Kappotis
Signature

FINOP
Title

Katlyn Burnham
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

REPORT PURSUANT TO SEC RULE 17a-5(d)

DECEMBER 31, 2018
(with supplementary information)

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Contents





DHL&S
CPAs AND ADVISORS
(203) 929-3535 | (203) 929-5470 fax | dhls.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
Wright Investors' Service Distributors, Inc.
Shelton, Connecticut

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wright Investors' Service Distributors, Inc. as of December 31, 2018, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Wright Investors' Service Distributors, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Wright Investors' Service Distributors, Inc.'s management. Our responsibility is to express an opinion on Wright Investors' Service Distributors, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Wright Investors' Service Distributors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Change in Accounting Principle

As discussed in Note B to the financial statements, during the year ended December 31, 2018, the Company adopted Accounting Standards Update No. 2014-09, *Revenue from Contracts with Customers,* using the modified retrospective transition approach. Our opinion is not modified with respect to this matter.

Supplemental Information

The Computation of Net Capital Pursuant to the Uniform Net Capital Rule 15c3-1 (Computation of Net Capital) has been subjected to audit procedures performed in conjunction with the audit of Wright Investors' Service Distributors, Inc.'s financial statements. The Computation of Net Capital is the responsibility of Wright Investors' Service Distributors, Inc.'s management. Our audit procedures included determining whether the Computation of Net Capital reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Computation of Net Capital. In forming our opinion on the Computation of Net Capital, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to the Uniform Net Capital Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Wright Investors' Service Distributors, Inc.'s auditor since 2018.

DHL & S, P.C.

February 22, 2019
Shelton, Connecticut

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Statement of Financial Condition
December 31, 2018

ASSETS		
Cash	$	52,459
Accounts receivable		52,792
Prepaid expenses		19,845
Total assets	$	125,096
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities:		
Accounts payable	$	23,244
Shareholder's equity:		
Common stock, $1 par; authorized, issued and outstanding, 1,000 shares		1,000
Capital in excess of par		150,856
Retained earnings		914,781
Less: Due from Parent		(964,785)
Total shareholder's equity		101,852
Total liabilities and shareholder's equity	$	125,096

See notes to financial statements.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Statement of Operations
Year Ended December 31, 2018

Revenue:

Mutual fund distribution fees from non-affiliated funds	$	399,568

Expenses:

Third party administrator fees	103,541
Salaries	52,753
Outside services	47,500
Fees to other brokers	25,472
Dues and registrations	18,766
Professional fees	18,014
Wire services	6,849
Occupancy	4,908
Other	7,004
Total expenses	284,807

Income before income taxes		114,761
Income tax expense		24,000
Net income	$	90,761

See notes to financial statements.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Statement of Changes in Shareholder's Equity
Year Ended December 31, 2018

	Common Stock		Capital In	Retained	Due From	Total Shareholder's
	Shares	Amount	Excess of Par	Earnings	Parent	Equity
Balance, January 1, 2018	1,000	$ 1,000	$ 150,856	$ 824,020	$ (822,216)	$ 153,660
Allocation of expenses from Parent	-	-	-	-	78,431	78,431
Income tax payable to Parent	-	-	-	-	24,000	24,000
Payments to Parent, net	-	-	-	-	(245,000)	(245,000)
Net income	-	-	-	90,761	-	90,761
Balance, December 31, 2018	1,000	$ 1,000	$ 150,856	$ 914,781	$ (964,785)	$ 101,852

See notes to financial statements.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Statement of Cash Flows
Year Ended December 31, 2018

Cash flows from operating activities:		
Net income	$	90,761
Adjustments to reconcile net income to net cash provided by operating activities:		
Allocation of expenses from Parent		78,431
Income tax payable to Parent		24,000
Changes in operating assets and liabilities:		
Accounts receivable		(2,491)
Prepaid expenses		(2,427)
Accounts payable		(12,803)
Net cash provided by operating activities		175,471
Cash flows from financing activities:		
Payments to Parent		(245,000)
Net cash used in financing activities		(245,000)
Net increase in cash		(69,529)
Cash - beginning of year		121,988
Cash - end of year	$	52,459

See notes to financial statements.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Notes to Financial Statements
December 31, 2018

NOTE A – DESCRIPTION OF BUSINESS

Wright Investors' Service Distributors, Inc. (the "Company") is a wholly owned subsidiary of The Winthrop Corporation ("TWC", or the "Parent") which, in turn, is a wholly owned subsidiary of Khandwala Capital Management, Inc. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is registered as a broker-dealer in twenty-six of the contiguous U.S states.

The Company acts solely as the distributor for mutual funds sponsored by other companies. The Company does not maintain customer accounts and neither receives nor holds customer securities or funds.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]   **Use of estimates:**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[2]   **Revenue recognition:**

The Company earns revenue by providing underwriting and distribution services to non-affiliated mutual funds known as 12b-1 fees. Mutual fund distribution fees are recorded monthly based on a percentage of fund assets.

12b-1 fee revenue is earned based on a percentage of the average daily market value of clients' investment holdings in non-affiliated funds. 12b-1 fee revenue is estimated and recorded on a monthly basis and adjusted to actual upon receipt of payment from non-affiliated funds.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Notes to Financial Statements
December 31, 2018

[2]   Revenue recognition (continued):

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"), as subsequently amended that outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most recent current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also specifies the accounting for certain incremental costs of obtaining a contract, and costs to fulfill a contract with a customer. Entities have the option of applying either a full retrospective approach to all periods presented, or a modified approach that reflects differences prior to the date of adoption as an adjustment to equity. In April 2015, the FASB deferred the effective date of this guidance until January 1, 2018. The Company has adopted this standard effective January 1, 2018.

The Company completed its implementation analysis, including identification of revenue streams and reviews of customer contracts under ASU 2014-09's framework. The analysis included reviewing current accounting policies and practices to identify potential differences that would result from applying the requirements under this new standard. The Company has evaluated the new guidance and the adoption did not have any impact on the Company's financial statements and no cumulative effect adjustment under the modified retrospective method of adoption is necessary, based upon the following observations:

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company receives distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date.

Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly.

Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

[3]   Fair Value Measurements:

The recorded amounts of the Company's cash, accounts receivable and accounts payable approximate their fair values principally because of the short-term nature of these items.

[4]   Cash:

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company does not believe it is exposed to any significant credit risk.

[5]   Accounts receivable:

The Company continuously monitors the creditworthiness of customers and establishes an allowance for uncollectible amounts based on current economic trends, historical payment and bad debt write-off experience, and any specific customer related collection issues. As of December 31, 2018, no allowance was considered necessary.

NOTE C – RELATED PARTY TRANSACTIONS

The Company advances funds on an as-needed basis to TWC. These advances are non-interest-bearing and are payable on demand. Such balance has been classified as a reduction of shareholder's equity in the accompanying statement of financial condition as the Company does not anticipate that the amount due from TWC will be repaid, and will ultimately be distributed as a dividend to TWC.

The Company has an expense-sharing agreement with TWC whereby indirect general and administrative expenses are allocated to the Company. During the year ended December 31, 2018, TWC allocated approximately $78,431 of expenses to the Company, which was offset against the balance due from TWC. The expenses were comprised of approximately $52,753 of Salaries, $7,041 of Professional fees, $6,849 of Wire services, $4,784 of Occupancy costs, and $7,004 of Other.

NOTE D – NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital requirement of the SEC under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related aggregate indebtedness to net capital ratio may fluctuate on a daily basis. At December 31, 2018 the Company had net capital and a minimum net capital requirement of $29,215 and $5,000, respectively, and an aggregate indebtedness to net capital ratio of 0.80 to 1.

The Company claims exemption from the provisions of SEC's Rule 15c3-3 in that the Company's activities are limited to those set forth in the conditions for exemption described in paragraph (k)(1).

NOTE E – INCOME TAXES

The Company is included in the consolidated federal income tax return of The Winthrop Corporation and also is included in a combined Connecticut tax return with its parent TWC and other subsidiaries of TWC. However, for financial reporting purposes, the Company determines its federal and state income tax provisions on a separate company basis with any liability for taxes payable to TWC.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to carryforwards and to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for deferred tax assets if realization is not considered more likely than not.

At December 31, 2018 the Company had no deferred tax assets or liabilities.

The Company's income tax expense for the year ended December 31, 2018 consisted of federal income taxes of $16,000 and state income taxes of $8,000. The Company's effective tax rate of approximately 21% differed from the statutory federal tax rate of 34% mainly because of state income taxes and lower graduated corporate rates.

The Company applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken, which resulted in no unrecognized tax benefits as of December 31, 2018. Interest and penalties that would accrue according to relevant tax law would be classified as interest and other expense, respectively, on the statement of operations.

NOTE F – RECONCILIATION OF SHAREHOLDER'S EQUITY AND NET INCOME

A reconciliation of shareholder's equity and net income previously reported to the Financial Industry Regulatory Authority (FINRA) to the amounts reported in the financial statements follows:

	As Previously Reported	Adjustments	As Presently Reported
Total Assets	$ 100,653	$ 24,443	$ 125,096
Total Liabilities	(23,244)	-	(23,244)
Total Shareholder's Equity	$ 77,409	$ 24,443	$ 101,852
Total Revenue	$ 375,125	$ 24,443	$ 399,568
Total Expenses	(284,808)	1	(284,807)
Total Net Income Before Income Taxes	90,317	24,444	114,761
Total Income Taxes	-	(24,000)	(24,000)
Total Net Income	$ 90,317	$ 444	$ 90,761
Net Capital	$ 29,215	$ -	$ 29,215

Adjustments above were made to increase accounts receivable and revenues and to record allocated federal and state income taxes.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Schedule of Computation of Net Capital Pursuant to the SEC Uniform Net Capital Rule 15c3-1
December 31, 2018

Total Shareholder's Equity	$ 101,852
Deductions and/or charges:	
Non-allowable assets:	
Accounts receivable	52,792
Prepaid expenses	19,845
Total deductions and/or charges	72,637
Net capital	29,215
Minimum net capital required pursuant to Uniform	
Net Capital Rule 15c3-1	5,000
Excess of net capital over minimum requirements	$ 24,215
Total aggregate indebtedness	$ 23,244
Required minimum net capital (greater of 6.67% of total aggregate	
indebtedness ($1,550) or $5,000)	$ 5,000
Ratio of total aggregate indebtedness to net capital	0.80 to 1

There is no material difference between the computation of net capital pursuant to Rule 15c3-1 included in this report and the computation included with the Company's corresponding December 31, 2018 computation of net capital reported to FINRA.



(203) 929-3535 | (203) 929-5470 fax | dhls.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
Wright Investors' Service Distributors, Inc.

We have reviewed management's statements, included in the accompanying Wright Investors' Service Distributors, Inc. Exemption Report in which (1) Wright Investors' Service Distributors, Inc. identified the following provisions of 17 C.F.R. § 1 5c3-3(k) under which Wright Investors' Service Distributors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (the "exemption provisions") and (2) Wright Investors' Service Distributors, Inc. stated that Wright Investors' Service Distributors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Wright Investors' Service Distributors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wright Investors' Service Distributors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 22, 2019   *DHL & S, P.C.*
Shelton, Connecticut

Dworken, Hillman, LaMorte & Sterczala, P.C.
Four Corporate Drive, Suite 488 | Shelton, CT 06484



Wright Investors' Service Distributors, Inc. Exemption Report

Wright Investors' Service Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k)(1).

(2) The Company met the identified exemption provision in 17 C.F.R. 240.15c3-3(k) throughout the year ended December 31, 2018 without exception.

Wright Investors' Service Distributors, Inc.

I, Ernest D. Kappotis, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Financial and Operations Principal (FINOP)

January 22, 2019